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                           May 2, 2022

       Benjamin S. Miller
       Chief Executive Officer
       FUNDRISE GROWTH EREIT VII, LLC
       c/o Fundrise, LLC
       11 Dupont Circle NW, 9th Floor
       Washington, D.C. 20036

                                                        Re: FUNDRISE GROWTH
EREIT VII, LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 2
                                                            Filed April 27,
2022
                                                            File No. 024-11162

       Dear Mr. Miller:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Melanie Singh at 202-551-4074 or Ruairi Regan at 202-551-3269 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Mark Schonberger, Esq.